SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

John Wiley & Sons, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

968223206
(Cusip Number)

W. Robert Cotham
201 Main Street, Suite 2600
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 4,000,176 shares, which constitutes approximately 8.2% of the 48,756,794 shares deemed outstanding pursuant to Rule 13d-3(d)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 48,742,552 shares outstanding.

1.     Name of Reporting Person:

          The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

           /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 1,461,818 (1)

Number of
Shares
Beneficially    8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,461,818 (1)
Person
With

                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

              1,461,818

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

             /   /

13.     Percent of Class Represented by Amount in Row (11): 3.0%

14.     Type of Reporting Person: 00 - Trust
----------
(1)     Power is exercised through its trustees, Nancy L. Bass, Sid R. Bass and Lee M. Bass.

1.     Name of Reporting Person:

        820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 1,986,067 (1)

Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,986,067 (1)
Person
With

                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

            1,986,067

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

             /   /

13.     Percent of Class Represented by Amount in Row (11): 4.1%

14.     Type of Reporting Person: 00 - Trust
------------------
(1)  Power is exercised through its sole Trustee, Lee M. Bass.

1.     Name of Reporting Person:

         Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Partnership Contributions

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 524,249 (1)

Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 524,249 (1)
Person
With

                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             524,249

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 1.1%

14.     Type of Reporting Person: PN
----------
(1)     Power is exercised through its managing general partner, SRB Diversified Realty, Inc.

1.     Name of Reporting Person:

         Barbnet Investment Co.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Working Capital

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: -0-

Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With

                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: CO

1.     Name of Reporting Person:

          John L. Marion, Jr.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /     /
          (b) /X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                         7.     Sole Voting Power: 13,800
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 13,800
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             28,042 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): less than 0.1% (2)

14.     Type of Reporting Person: IN
----------------------
(1)  Includes 9,287 shares of Class A Common Stock currently represented by phantom stock units acquired by Mr. Marion under the Issuer's Deferred Compensation Plan for Directors' Compensation.  Under such plan, a director is entitled to receive, after ceasing to be a director of the Issuer, a number of shares of Class A Common Stock equal to the number of units held by the director under the plan.  Also includes 4,955 shares of the Issuer's Class A Common Stock that may be acquired by Mr. Marion upon the exercise of director stock options.
(2)  Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 48,756,794.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, Amendment No. 8 dated July 11, 1994,  Amendment No. 9 dated December 5, 1994, Amendment No. 10 dated March 22, 1999, Amendment No. 11 dated July 29, 1999, Amendment No. 12 dated October 8, 1999, Amendment No. 13 dated December 3, 1999, Amendment No. 14 dated July 23, 2003, Amendment No. 15 dated January 14, 2005 and Amendment No. 16 dated February 4, 2005 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share (the "Stock"), of John Wiley & Sons, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

For purposes of future filings, Barbnet will no longer be considered a Reporting Person.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,461,818, which constitutes approximately 3.0% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,986,067, which constitutes approximately 4.1% of the outstanding shares of the Stock.

Prime

The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 524,249, which constitutes approximately 1.1% of the outstanding shares of the Stock.

Barbnet

Barbnet is not the beneficial owner of any shares of the Stock.

Marion

Marion may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 28,042 shares of the Stock, which constitutes less than 0.1% of the 48,756,794 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

NLB

Because of her position as a Settlor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,461,818 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

PRB

Because of his position as a Settlor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,461,818 shares of the Stock, which constitutes approximately 3.0% of the outstanding shares of the Stock.

LMB

Because of his position as a Settlor and sole Trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,986,067 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

RSB

Because of her position as a Settlor of 820, RSB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,986,067 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

SRB Diversified

Because of its position as the managing general partner of Prime, SRB Diversified may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 524,249 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

SRB

Because of his position as President of SRB Diversified, SRB may, pursuant to Rule 13d-3 of the Act be deemed to be the beneficial owner of 524,249 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

Hallman

Hallman is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

BMT

Acting through its Trustees, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,461,818 shares of the Stock.

820

Acting through its sole Trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,986,067 shares of the Stock.

Prime

Acting through its managing general partner, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 524,249 shares of the Stock.

Barbnet

Barbnet has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Marion

Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,800 shares of the Stock.

Controlling Persons

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

In his capacity as sole Trustee of 820, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,986,067 shares of the Stock.

RSB

RSB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB Diversified

In its capacity as the managing general partner of Prime, SRB Diversified has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 524,249 shares of the Stock.

SRB

In his capacity as President of SRB Diversified, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 524,249 shares of the Stock.

Hallman

Hallman has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

c) During the past 60 days, each of the Reporting Persons named below sold shares of the Stock in transactions executed on the New York Stock Exchange, as follows:

REPORTING PERSON	DATE SOLD	NO. OF SHARES	PRICE PER SHARE
BMT	06-17-05	2,797	$38.15
820	06-17-05	3,800	$38.15
Prime	06-17-05	1,003	$38.15
Barbnet	06-17-05	29,200	$38.09
Barbnet	06-17-05	600	$38.15
BMT	06-20-05	18,401	$38.26
BMT	06-20-05	5,520	$38.25
BMT	06-20-05	11,556	$38.33
820	06-20-05	25,000	$38.26
820	06-20-05	7,500	$38.25
820	06-20-05	15,700	$38.33
Prime	06-20-05	6,599	$38.26
Prime	06-20-05	1,980	$38.25
Prime	06-20-05	4,144	$38.33
BMT	06-21-05	7,692	$38.42
BMT	06-21-05	12,292	$38.44
BMT	06-21-05	8,648	$38.42
820	06-21-05	10,450	$38.42
820	06-21-05	16,700	$38.44
820	06-21-05	11,750	$38.42
Prime	06-21-05	2,758	$38.42
Prime	06-21-05	4,408	$38.44
Prime	06-21-05	3,102	$38.42
BMT	06-22-05	63,005	$38.61
BMT	06-22-05	368	$38.64
820	06-22-05	85,600	$38.61
820	06-22-05	500	$38.64
Prime	06-22-05	22,595	$38.61
Prime	06-22-05	132	$38.64
BMT	06-23-05	33,121	$38.78
BMT	06-23-05	5,014	$38.80
820	06-23-05	45,000	$38.78
820	06-23-05	6,812	$38.80
Prime	06-23-05	11,879	$38.78
Prime	06-23-05	1,798	$38.80
BMT	06-27-05	27,333	$38.95
BMT	06-27-05	2,024	$39.19
820	06-27-05	37,135	$38.95
820	06-27-05	2,750	$39.19
Prime	06-27-05	9,802	$38.95
Prime	06-27-05	726	$39.19

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

(d) - (e)  No material change.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 27, 2005

 /s/ W. R. Cotham
 W. R. Cotham,
 Attorney-in-Fact for:

THE BASS MANAGEMENT TRUST (1)
820 MANAGEMENT TRUST (2)
JOHN L. MARION, JR. (3)

PRIME 66 PARTNERS, a Texas general partnership

By:  SRB Diversified Realty, Inc., managing general partner

    By:  /s/ W.R. Cotham
           W.R. Cotham, Vice President

BARBNET INVESTMENT CO.

By:  /s/ W. R. Cotham
       W. R. Cotham, Vice President

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of 820 Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1 --    Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --    Deleted.

Exhibit 99.3 --    Deleted.

Exhibit 99.4 --    Deleted.

Exhibit 99.5 --    Deleted.

Exhibit 99.6 --    Deleted.

Exhibit 99.7 --    Agreement pursuant to Rule 13d-1(k)(1) (iii), previously filed.

Exhibit 99.8 --    Deleted.

Exhibit 99.9 --    Stock Repurchase Agreement dated January 13, 2005, between the Issuer and The Bass Management Trust, 820 Management Trust, Prime 66 Partners and Barbnet Investment Co., previously filed.